

June 19, 2013

Via E-mail
David Mullins
Chief Executive Officer
First Xeris Corp.
7329 Featherstone Blvd.
Sarasota, FL 34238

> **Re:** **First Xeris Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-188061**

Dear Mr. Mullins:

We have reviewed your responses to the comments in our letter dated May 17, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 2 and reissue. We note that you have no assets excluding cash and appear to have no or nominal operations. As such, you appear to be a shell company as that term is defined in Rule 405. Please revise the summary to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Please also discuss in an appropriate place the restrictions imposed on resales of shares of such companies, including the unavailability of Rule 144. Also revise the risk factors section on page 6 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company or file your next amendment after you have taken steps beyond those of a shell and have some assets other than cash.

2. This amendment contains numerous typos and grammatical mistakes plus other features which suggest it was written too hastily. It is also unnecessarily repetitive. Please do not resubmit until your revised document is responsive to our comments or your response letter explains why you believe one or more comments does not merit a change in the prospectus, and until the prospectus is no longer overly repetitive.

Prospectus Summary, page 3

3. We note your response to our prior comment 6 and reissue. Your summary, while revised, continues to repeat identical information contained in your business description

section. Please revise the summary to identify those aspects of the offering that are the most material to you. Refer to Item 503 of Regulation S-K.

4. We note your response to our prior comment 9 and reissue. It appears that the proceeds of this offering will not begin to let you complete your business plan but only to let you file SEC reports and gain some time to try to raise additional proceeds. Please clarify or advise.

5. Please revise the last paragraph on page 4 so that it makes sense. Surely you do not intend to only have Skype meetings with venture capitalists and only power point presentations with investment bankers, and so forth.

6. Tell us the basis for your belief that you will be able to schedule meetings with investment bankers, venture capitalists, etc. once you have $39,000 in the bank but no operations. Alternatively, remove this statement.

7. We note your response to our prior comment 10 and reissue in part. Please revise the plan of operations section of your management's discussion and analysis on page 28 to clarify whether you will need additional financing to "pay for expenses associated with our development over the next 18 months."

8. We note your citation on page 4 to a 2010 study by the National Resources Defense Council. Please reconcile this with the citation on page 20 to a study by the National Defense Council. Please provide us with copies of these reports.

9. We note your response to our prior comment 12 and reissue in part. Notably, the last risk factor on page 9 contains the terms "xeriscaping business," and "Xeriscaping service;" the first full risk factor on page 10 contains the term "Xeris landscaping community;" and note 1 to your consolidated financial statements on page F-7 contains the terms "xeris concept landscaping," and "ecofriendly Xeris landscaping system." Please revise to define these terms.

10. We note your statement in the third paragraph under the business summary that you "have not established a completion of specific tasks or milestones contained in our intended business plan." As it appears that you have no business plan, no milestones, and no intended tasks, please revise to clarify.

Summary of Our Financial Information, page 5

11. We note your response to our prior comment number 14 but continue to note that appropriate revisions have not been made to page 5 of the registration statement. In this regard, we note your disclosure in the third paragraph following the table of your Summary Financial Information on page 5 which indicates that pursuant to the JOBS Act of 2012, the Company as an emerging growth company has elected not to opt out of such extended transition period for any new or revised accounting standards which may be

issued by the PCAOB or the SEC, which means that when a new standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, <u>can adopt the standard for the private company</u>. Please note that the JOBS Act does not allow the Company to adopt the standard for private companies but rather permits the Company to use any extended transition period for adoption provided in any new or revised accounting standards issued that have different application dates for public and private companies. Please revise your disclosure on page 5 to clarify that you plan to use any extended transition periods allowed by new or revised accounting standards that have different effective dates for public and private companies, rather than to adopt the standards allowed for private companies.

<u>Risk Factors, page 6</u>

<u>General</u>

12. We note your response to our prior comment 15 and reissue. Please note that when we referenced "rapid change" in our original comment, we did not mean the possibility that climate change may not occur. Please revise the second to last risk factor on page 8 to include a substantially more detailed discussion of the risks of your business model.

<u>Risks Related to Our Business, page 6</u>

<u>Our lack of an operating history gives no assurance that our future operations will result, page 7</u>

13. We note your response to our prior comment 16 and reissue. We continue to note that appropriate revisions have not been made to the first risk factor on page 7 and the last full risk factor on page 7. Additionally, a substantially similar statement appears in the first paragraph of the second full risk factor on page 7. As every risk factor on this page contains some variation of the same statement, please revise to avoid needless repetition.

<u>Because our current officer and director lacks public company experience, page 8</u>

14. We note your response to our prior comment 18. Please revise to quantify the expense you expect to incur in hiring "professionals to undertake filing requirements."

<u>If we are unable to manage our future growth, page 10</u>

15. We note your response to our prior comment 19 and reissue. It appears that you have deleted the referenced risk factor only to add a substantially similar section to this risk factor. Specifically, the statement that you may be "not able to have our FIRST XERIS CORP. business accepted by the marketplace" is needlessly redundant in light of the risk factor on page 9 that you may face difficulty generating revenue if you are "UNABLE TO GAIN ANY SIGNIFICANT MARKET ACCEPTANCE . . . ." Please revise to avoid needless repetition.

Our sole director and officer, David Mullins, owns and operates a business, page 11

16. The statement that Mr. Mullins' other business "does not supply services for earth friendly new trend landscaping for its customers such as this S-1 registration statement business model" does not describe a risk and should be removed.

We are unable to provide a timeline for the implementation of our business plan, page 11

17. Please revise to reconcile your statement that you "anticipate that we will require a total of $689,000," with your statement in the immediately following two risk factors that you "anticipate that we will require a total of $650,000" to implement your business plan. Additionally, please note that we believe that effective writing involves saying something once and saying it well, not repetitive statements. You mention your need for an additional $650,000 no less than 17 times throughout the prospectus. Please revise your prospectus to eliminate such needless repetition.

18. Please expand on the thought conveyed here that you "anticipate that virtually all aspects of the business plan must be executed concurrently or near concurrently with each other in order for us to generate more than nominal revenues." We also note that this risk factor is almost identical to the one immediately following. Please revise to eliminate such needless repetition.

Determination of Offering Price, page 16

19. We note your response to our prior comment 21 and reissue in part. Please clarify what is meant in the third bullet point that the "[m]ajority of FIRST XERIS CORP. business companies are not public . . . ."

Business Description, page 20

20. We note your response to our prior comment 22 and reissue. Please substantially revise this section to provide a clear picture of your business and current operations at the time of effectiveness, and, in particular, its anticipatory nature. Please discuss your future plans for operations, including your principal products or services and their markets. As it is, there is no clear indication of the business you intend to operate.

21. Please clarify what you mean by the phrase "proper plants and trees in the right places" on page 20, and "proper plants for proper plantings" on page 21.

22. We note your response to our prior comment 24 and reissue in part. Please substantially revise this section to provide investors with an understanding of what your business will be and how it will generate money. In this regard, please also describe the nature and terms of the agreements you anticipate having with your clients. Please discuss, for example, whether you will have long-term or short-term agreements and any other

material terms, including any compensation arrangements, particularly with regard to independent contractors.

23. We note your disclosure on page 22 that you plan to "integrate with the Florida Friendly 2012 Statute." Disclose how a company can integrate with a statute.

24. We note your statement on page 22 that you "believe by utilizing the trends of the country such as xeriscaping a trade mark of Denver Water Co. and Florida friend Statute of 2012" that you can generate revenue. Please revise to explain what the relevance of the Denver Water Co. trademark is and how you plan to utilize it to generate revenue. Please also clarify what the "trends of the country" are.

Intellectual Property, page 25

25. We note your response to our prior comment 31 and reissue. While it appears you have included the phrase "xeriscaping a trade mark of Denver Water Co." on page 22, your response does not address our comment. Please revise to discuss the potential effects of Denver Water Co.'s trademark on your business.

Management, page 32

Business Experience, page 32

26. We note your response to our prior comment 38 and reissue. Please revise to remove unsubstantiated language such as that Mr. Mullins has earned "respect from his customers, suppliers and peers."

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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        Angela Collette